UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                 NINETOWNS DIGITAL WORKD TRADE HOLDINGS LIMITED
                                (Name of Issuer)

                    ORDINARY STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)
                                    654407105
                                   ----------
                                 (CUSIP Number)

                                FEBRUARY 22, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654407105

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1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      YONG PING DUAN
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |X|
      (b)   |_|
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3)    SEC Use Only


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4)    Citizenship or Place of Organization

      CHINA
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     Number  of  Shares     5)    Sole  Voting Power            2,726,710
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)    Shared  Voting  Power         0
     Reporting              ---------------------------------------------------
     Person  With           7)    Sole  Dispositive  Power      2,726,710
                            ---------------------------------------------------
                            8)    Shared  Dispositive  Power    0
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,221,226
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          |_|

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11)   Percent of Class Represented by Amount in Item 9

      12.11%
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12)   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER

      NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      5TH FLOOR, UNION PLAZA, 20 CHAOWAI STREET, CHAO YANG DISTRICT, BEIJING 100020, CHINA

ITEM 2.

(A)   NAME OF PERSONS FILING

      YONG PING DUAN

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      C/O SY, LEE & CHEN
      362 W. GARVEY AVE., MONTEREY PARK, CA 91754

(C)   CITIZENSHIP

      CHINA

(D)   TITLE OF CLASS OF SECURITIES

      ORDINARY STOCK, PAR VALUE $.025 PER SHARE

(E)   CUSIP NUMBER

      654407105

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |X| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP. EXIBIT A

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 2,726,710

      (b)   Percent of class: 7.85 %

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 2,726,710

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
                  2,726,710

            (iv)  Shared power to dispose or to direct the disposition of: N/A

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      EXHIBIT A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      EXHIBIT A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: FEBRUARY 28, 2006

                                        By: /s/
                                            ----------------------------
                                            Name: YONG PING DUAN

EXHIBIT A

ITEM 4: OWNERSHIP

1. YONG PING DUAN       2. ENLIGHT FOUNDATION      3. Y.P.DUAN CHARITABLE REMAINDER TRUST
a)   2,726,710 SH       a)   1,434,518 SH          a)   59,998 SH
b)   7.85%              b)   4.14%                 b)   0.12%
c)   2,726,710 SH       c)   1,434,518 SH          c)   59,998 SH
i)   2,726,710 SH       i)   1,434,518 SH          i)   59,998 SH
ii)  N/A                ii)  N/A                   ii)  N/A
iii) 2,726,710 SH       iii) 1,434,518 SH          iii) 59,998 SH
iv)  N/A                iv)  N/A                   iv)  N/A

Mr. Yong Ping Duan has the power to direct the affairs of Enlight Foundation, and Y P Duan Charitable Remainder Trust. Mr. Duan is the president of Enlight Foundation and trustee of Y P Duan Charitable Reminder Trust.